RAPUNZL
INVESTMENTS, LLC
Chicago, Illinois

Financial Statements
December 31, 2017 and 2016

RAPUNZL INVESTMENTS, LLC
CHICAGO, ILLINOIS

FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

CONTENTS



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Rapunzl Investments, LLC
Chicago, Illinois

We have reviewed the accompanying balance sheets of Rapunzl Investments, LLC (a limited liability company) as of December 31, 2017 and 2016, and the related statements of loss and members' equity, and cash flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Wilson Lewis

June 25, 2018
Duluth, Georgia

1720 Peachtree Street, Suite 629
Atlanta, Georgia 30309
tel: 404-881-1229 | fax: 404-881-8658

6650 Sugarloaf Pkwy, Suite 900
Duluth, Georgia 30097
tel: 770-476-1004 | fax: 770-476-0201

RAPUNZL INVESTMENTS, LLC
BALANCE SHEETS
As of December 31, 2017 and 2016

		2017		2016
ASSETS				
CURRENT ASSETS				
Cash	$	193,138	$	-
INTANGIBLE ASSETS				
Software development		431,800		5,000
Total assets	$	624,938	$	5,000
LIABILITIES AND MEMBERS' EQUITY				
CURRENT LIABILITIES				
Accounts payable	$	-	$	5,000
Note payable - related party		174,600		-
Total current liabilities		174,600		5,000
MEMBERS' EQUITY				
Members' equity		450,338		-
Total liabilities and members' equity	$	624,938	$	5,000

See accompanying notes and independent accountant's review report.

2

RAPUNZL INVESTMENTS, LLC
STATEMENTS OF LOSS AND RETAINED EARNINGS
For the years ended December 31, 2017 and 2016

	2017	2016
REVENUES	$ -	$ -
COST OF REVENUES	-	-
Gross profit	-	-
OPERATING EXPENSES		
Advertising	3,450	-
Bank charges	495	-
Market data research	39,750	-
Professional fees	1,500	-
Total operating expenses	45,195	-
NET LOSS	(45,195)	-
MEMBERS' EQUITY, BEGINNING OF YEAR	-	-
CONTRIBUTIONS	495,533	-
MEMBERS' EQUITY, END OF YEAR	$ 450,338	$ -

RAPUNZL INVESTMENTS, LLC
STATEMENT OF CASH FLOWS
For the years ended December 31, 2017 and 2016

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (45,195)	$ -
Net cash used in operating activities	(45,195)	-
CASH FLOWS FROM INVESTING ACTIVITIES		
Software development	(431,800)	-
Net cash used in investing activities	(431,800)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Borrowings on notes payable - related party	174,600	-
Contributions	495,533	-
Net cash provided by financing activities	670,133	-
NET INCREASE IN CASH	193,138	-
CASH, BEGINNING OF YEAR	-	-
CASH, END OF YEAR	$ 193,138	$ -

NON-CASH INVESTING TRANSACTIONS DISCLOSURE

During 2016, the Company incurred $5,000 of software development costs related to services provided during 2016. The transaction resulted in an increase in accounts payable of $5,000.

See accompanying notes and independent accountant's review report.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Rapunzl Investments, LLC (the Company) was founded on June 27, 2016 and is headquartered in Chicago, Illinois. The company provides a social investing platform to retail investors. It markets its services online and aims to attract and retain a new generation of investors. The service is free to users as Rapunzl uses economies of scale to control the cost side of the business in the existing mobile investing landscape.

During 2017, the Company primarily focused on outsourcing a development team to build the Rapunzl mobile platform. The Company has generated no revenue as of December 31, 2017 and, through the report date, is building its service and user base. The Company's activities are subject to significant risks and uncertainties, including, but not limited to, failing to secure additional funding to finance operations or acquiring the necessary talent to continue its business activities.

Financial Statement Presentation

The accompanying financial statements and related disclosures have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect certain reported amounts and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Revenue and Cost Recognition

The Company prepares its financial statements on the accrual method of accounting, recognizing income when earned and expenses when incurred.

Intangible Assets

The Company capitalizes development costs associated with the Rapunzl platform as an intangible asset at cost.

Advertising

The company expenses advertising costs as they are incurred. Advertising costs for the years ended December 31, 2017 and 2016 were $3,450 and $0, respectively.

Limited Liability Company

The Company was formed as a limited liability company (LLC) and will continue in existence until dissolved in accordance with the operating agreement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*
*Income Taxe*s

The Company, with the consent of its members, has elected under the Internal Revenue Code to report its operations from tax purposes as a partnership. In lieu of corporation income taxes, the members are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The income tax returns of the Company are subject to examination by the appropriate taxing authority, generally for three years after they were filed.

2. GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability and the satisfaction of liabilities in the normal course of business.

The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt and the sale of equity, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

3. NOTE PAYABLE - RELATED PARTY

During 2017, the Company entered into a note payable agreement with a related party. The note agreement has no maturity date or repayment term and does not bear interest. Management anticipates that the balance will be paid in full during 2018.

4. DATE OF MANAGEMENT'S REVIEW

Management has evaluated subsequent events through June 25, 2018, the date the financial statements were available for issue. The Company is not aware of any other significant events that occurred subsequent to the balance sheet date but prior to the issuance of this report that require adjustment to the financial statements or disclosure in the notes to the financial statements.